

May 20, 2015

Via Overnight Courier

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
          File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation and its board of directors, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Verified Class Action Complaint in _Harold Ginsberg v. Keith Kennedy, et al.,_ as filed with the Court of Chancery of the State of Delaware on May 18, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (703) 247-7552.

Very truly yours,

Tod K. Reichert
Executive Vice President

Enclosure
cc: Keith Kennedy
           MCG Capital Corporation
        William D. Savitt
        Nicholas Walter
        David E. Shapiro
           Wachtell, Lipton, Rosen & Katz



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HAROLD GINSBERG, individually, and on behalf of all others similarly situated,
 	
         Plaintiff,
 	
  vs.
 	
KEITH KENNEDY, KIM D. KELLY, GAVIN SAITOWITZ, RICHARD W. NEU, KENNETH J. O'KEEFE, PFLT PANAMA, LLC, PFLT FUNDING II, LLC, PENNANTPARK FLOATING RATE CAPITAL LTD., AND MCG CAPITAL CORPORATION,
 	
         Defendants.
	C.A. No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges the following upon information and belief, except for those allegations that pertain to plaintiff and his attorneys, which allegations are based on personal knowledge. Plaintiff's information and belief is based on, *inter alia*, the investigation conducted by his attorneys, including a review of the public filings of defendant MCG Capital Corporation ("MCG" or the "Company"), press releases, news articles and publicly available information concerning MCG.

SUMMARY OF THE ACTION

1. This action arises out of the unlawful actions of the Director Defendants (as defined below), in conspiracy with or aided and abetted by the

third parties, in connection with a proposed transaction whereby the Company and PennantPark Floating Rate Capital Ltd. ("PennantPark" or "Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 28, 2015, whereby MCG will be sold to PennantPark and MCG's shareholders in a stock and cash transaction valued at approximately $175 million, or approximately $4.75 per MCG share at closing, representing a meager 15.8% premium to MCG's closing stock price on April 28, 2015 (the "Merger" or "Proposed Transaction"). Under the terms of the Proposed Transaction, MCG stockholders will receive $4.521 in PennantPark shares for each MCG share, resulting in approximately 11.8 million PennantPark shares expected to be issued in exchange for the approximately 36.9 million MCG shares expected to be outstanding at closing. Additionally, each MCG shareholder will receive $0.226 per share in cash. To the extent PennantPark's 10-day volume-weighted average price is less than PennantPark's NAV, the Adviser will pay up to an additional $0.25 per PennantPark share issued in the Proposed Transaction.

2.   Following the transaction, PennantPark stockholders are expected to own approximately 56% of the combined company and MCG stockholders will own approximately 44%.

3.   The Merger Agreement also provides that upon the closing of the Merger, the board of directors of the combined company will be include two

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designees of MCG, defendant Richard W. Neu and Kenneth J. O'Keefe. The combined company will remain externally managed by PennantPark Investment Advisers, LLC and will remain headquartered in New York.

4.   The Proposed Transaction is at a grossly inadequate and unfair price and was arrived at by an unfair and tainted process that was intended to provide valuable assets of MCG to defendants for unfair and inadequate consideration. Defendants have acted together, in concert, or in conspiracy to the detriment of the Company and in breach of the Director Defendants' fiduciary duties to MCG. The consideration offered in the Proposed Transaction is unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of MCG is materially in excess of $4.75 per share, giving due consideration to the possibilities of growth and profitability, earnings and earnings power, present and future; (b) the $4.75 per share price offers an inadequate premium to the public stockholders of MCG; and (c) the $4.75 per share price is not the result of arm's-length negotiations but was fixed arbitrarily to "cap" the market price of MCG stock, as part of a plan to transfer to MCG assets and business at the lowest possible price.

5.   In fact, on May 4, 2015, HC2 Holdings, Inc. ("HC2") sent a letter to MCG proposing that the companies immediately engage in discussions regarding an agreement to combine the companies. HC2's proposal is to acquire 100% of the common stock of MCGC on a fully-diluted basis in a cash

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and stock transaction in which stockholders of MCG would receive $5.00 for each share of MCG common stock outstanding. The consideration that HC2 is offering consists of (a) at the option of the MCG stockholders, either (i) .434 of a share of HC2 common stock (valued at $4.774 using the May 1 closing price of HC2's common stock), or (ii) .191 of a share of a newly created class of HC2 cumulative perpetual preferred stock (which fractional amount has an initial liquidation preference of $4.774), with the proposed terms described in the proposal, and (b) $0.226 in cash, on the terms and conditions described in the proposal.

6. As explained herein, the Proposed Transaction follows successful share repurchase plans implemented by the Company. The Company repurchased 32,186,556 shares of the Company's common stock at a weighted average purchase price $3.73, including 4,859,744 shares purchased on December 10, 2014 in a modified "Dutch Auction" tender offer at $3.75 per share. In January 2015, the Company repurchased 1,061,075 shares of the Company's common stock at a weighted average purchase price of $3.93.

7. Plaintiff seeks to enjoin consummation of the Merger and completion of the Proposed Transaction under the grossly inadequate and unfair implied price of $4.521 per share. Alternatively, in the event that the Merger is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the Director Defendants. The Merger and the acts of

the Director Defendants, as more particularly alleged herein, constitute a breach of defendants' fiduciary duties to MCG and a violation of applicable legal standards governing the defendants herein.

8. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company's confidential information, which is necessary to formulate a bid, except under extremely limited circumstances; (ii) a matching rights provision that allows PennantPark three business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay PennantPark a termination fee of up to $7,000,000. These provisions substantially limit the Board of Director's ability to act with respect to investigating and pursing superior proposals and alternatives including a sale of all or part of MCG.

9. The Individual Defendants further breached their fiduciary duties by failing to obtain a collar to combat any fluctuation in the price of MCG and PennantPark stock that would negatively affect MCG's shareholders. Moreover, if MCG shareholders do not approve the Proposed Transaction and choose to walk away from the deal because PennantPark stock value declines, it will result in a termination fee of more than $7 million payable by MCG.

10. The Director Defendants' action in proceeding with the Proposed Transaction is wrongful, unfair, and harmful to MCG's public stockholders, and will deny them their right to share proportionately in the true value of MCG's future growth in profits and earnings.

11. The Director Defendants have breached their fiduciary duties to MCG shareholders by causing the Company to enter into the Merger Agreement that provides for the sale of MCG at an unfair price, and deprives MCG's public shareholders of maximum value to which they are entitled.

12. Plaintiff and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme. Plaintiff seeks to enjoin defendants from approving the Merger or, in the event the Merger is consummated, recover damages resulting from defendants' violations of their fiduciary duties of loyalty, good faith, and due care.

THE PARTIES

13. Plaintiff has been the owner of common stock of MCG since prior to the transaction herein complained of and continuously to date.

14. Defendant MCG, a Delaware corporation, with its principal offices located at 1001 19th Street North, 10th Floor, Arlington, Virginia 22209, is a private equity firm specializing in debt, equity, and recapitalization investments in middle and lower middle market companies. The firm seeks to invest in

small to mid sized companies. It does not prefer lead and control equity investments. It typically invests in private companies based in the United States. The firm seeks to invest up to $25 million in debt and equity in companies having EBITDA between $3 million and $15 million. It seeks to invest in the form of senior secured loans, including revolvers and term loans; subordinated loans including secured subordinated loans and unsecured or mezzanine loans; second lien debt, equity including common and preferred stock, unitranche loans, and last-out loans. The firm may invest in minority or control equity positions. The firm seeks to act as a board adviser and observer. It was formerly known as MCG Credit Corporation. MCG Capital Corporation was founded in 1998.

15. Defendant Keith Kennedy ("Kennedy") is and was a director of the Company since 2014. Kennedy joined MCG in February 2012 as an Executive Vice President and Managing Director, served as the Company's Chief Financial Officer and Treasurer beginning in May 2012, and became the Company's President in March 2014 and the Company's Chief Executive Officer in April 2014.

16. Defendant Kim D. Kelly ("Kelly") is and was a director of the Company since 2004.

17. Defendant Kenneth J. O'Keefe ("O'Keefe") is and was a director of the Company since 2001. Defendant O'Keefe served as the Company's Chairman of the board from February 2005 to March 2007.

18. Defendant Gavin Saitowitz ("Saitowitz") is and was a director of the Company since 2009.

19. Defendant Richard W. Neu ("Neu") is and was Chairman of the Company's board since April 2009 and served as the Company's Chief Executive Officer from October 2011 until November 2012.

20. The individual defendants named in paragraphs 15-19 above are all collectively referred to herein as the "Director Defendants."

21. Defendant PennantPark, incorporated in Maryland, with its principal offices located at 590 Madison Avenue, 15th Floor, New York, NY 10022, is a business development company. It seeks to make secondary direct, debt, equity, and loan investments. The fund seeks to invest through floating rate loans in private or thinly traded or small market-cap, public middle market companies. It primarily invests in the United States and to a limited extent non-U.S. companies. The fund typically invests between $2 million and $20 million. The fund also invests in equity securities, such as preferred stock, common stock, warrants or options received in connection with debt investments or through direct investments. It primarily invests between $10 million and $50 million in investments in senior secured loans and mezzanine debt. It seeks to

invest in companies not rated by national rating agencies. The companies if rated would be between BB and CCC under the Standard & Poor's system. The fund invests 30% is invested in non-qualifying assets like investments in public companies whose securities are not thinly traded or do not have a market capitalization of less than $250 million, securities of middle-market companies located outside of the United States, high-yield bonds, distressed debt, private equity, securities of public companies that are not thinly traded, and investment companies as defined in the 1940 Act. Under normal conditions, the fund expects atleast 80 percent of its net assets plus any borrowings for investment purposes to be invested in Floating Rate Loans and investments with similar economic characteristics, including cash equivalents invested in money market funds. It expects to represent 65 percent of its portfolio through senior secured loans. In case of floating rate loans, it holds investments for a period of three to ten years.

22. Defendant PFLT Panama, LLC, ("Sub One"), a Delaware limited liability company and wholly-owned subsidiary of Parent, was organized for the sole purpose of completing the Merger.

23. Defendant PFLT Funding II, LLC, ("Sub Two") a Delaware limited liability company and wholly-owned subsidiary of Parent was organized for the sole purpose of completing the Merger.

24.   Defendants PennantPark, Sub One and Sub Two are collectively referred to as "PennantPark."

25.   Defendants MCG, the Director Defendants and PennantPark are collectively referred to herein as "Defendants."

26.   The Director Defendants owe fiduciary duties, including the highest obligations of good faith, loyalty, fair dealing, due care, and full candor to MCG and its shareholders.

27.   The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company's stockholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's stockholders.

28.   Each Director Defendant herein is sued individually as a conspirator and aider and abettor, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

29.   Plaintiff, a shareholder of the Company, brings this action on his own behalf and as a class action, pursuant to the rules of this Court, on behalf of himself and all stockholders of the Company (except the defendants herein and

any person, firm, trust, corporation or other entity related to or affiliated with any of the defendant(s) or their successors in interest) who are or will be deprived of the opportunity to maximize the value of their shares of MCG common stock as a result of the breaches of fiduciary duty and other misconduct arising from defendants' actions.

30.   This action is properly maintainable as a class action.

31.   The class is so numerous that joinder of all members is impracticable. As of April 24, 2015, and at all relevant times herein, MCG has outstanding about 37,074,117 shares of its common stock, held by individuals and entities too numerous to bring separate actions. It is reasonable to assume that holders of the MCG common stock are geographically dispersed throughout the Unites States.

32.   There are questions of law and fact which are common to the class including, inter alia, the following:

(i)   whether the Director Defendants breached their fiduciary and other common law duties of undivided loyalty, independence or due care they owed to the Plaintiff and other members of the class by agreeing to the Merger;

(ii)   whether the Director Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(iii)   whether the Director Defendants are unjustly enriching themselves and other insiders or affiliates of MCG; and

(iv)   whether the class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

33.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

34.   The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incomparable standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter, be dispositive of the interest of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

35.   Plaintiff and the Class have suffered damages and will continue to suffer additional damages as a result of the acts and conduct of and breaches of fiduciary duties by the Director Defendants alleged herein, including but not limited to (a) damages representing the drop in MCG's stock price caused by the announcement of the Merger and other negative market reaction to the Merger; and (b) the lost opportunity to assess or accept alternatives to the Merger.

36.   The Director Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive

relief and/or corresponding declaratory relief with respect to the class as a whole.

SUBSTANTIVE ALLEGATIONS

Background

37.   On February 9, 2015, the Company announced the Board of Directors' intention to explore strategic alternatives for the Company to maximize value for stockholders, including a possible sale of the Company.

38.   On March 2, 2015, MCG announced its earnings release for the year ended December 31, 2014. The following highlights occurred during the three and twelve months ended December 31, 2014:

- Net income was $2.1 million, or $0.05 per share, for the fourth quarter. Net loss was $20.8 million, or $0.38 per share, for the year ended December 31, 2014;

- For the quarter and year we made $0.1 million and $10.0 million, respectively, of originations and advances to existing portfolio companies;

- We monetized $21.4 million and $282.1 million of our portfolio for the quarter and year, respectively;
- As of December 31, 2014, we had $105.8 million in unrestricted cash and $1.4 million in other restricted cash accounts;

- As of December 31, 2014, we had no outstanding borrowings or borrowing facilities; and

- For the quarter and year, we repurchased 7,827,960 and 32,186,556 shares of our common stock at weighted average purchase prices of $3.74 and $3.73, respectively, including 4,859,744 shares purchased on December 10, 2014 in a modified "Dutch Auction" tender offer at $3.75 per share.

39.   On April 29, 2015, MCG announced its earnings release for the quarter ended March 31, 2015. The following highlights occurred during and the quarter ended March 31, 2015:

HIGHLIGHTS

As outlined in further detail in this earnings release and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, the following highlights occurred during the three months ended March 31, 2015:

- Net income was $1.3 million, or $0.03 per share, for the first quarter;

- Realized 8% IRR on the exit of our equity investment in RadioPharmacy Investors, LLC, or RadioPharmacy;

- For the quarter, we repurchased 1,061,075 shares of our common stock at a weighted average purchase price of $3.93;

- Including the April 1, 2015 collection of RadioPharmacy proceeds, we had $129.0 million or $3.48 per outstanding share of unrestricted cash;

- We had no loans on non-accrual, at cost or fair value, and reported leverage for each loan is less than 4.0x; and

- We monetized $27.4 million of our portfolio and in April 2015 we entered into an agreement to sell our equity investments in Broadview Networks Holdings, Inc. at par.

The Merger

40.   On the same day, the Company and PennantPark announced the

Proposed Merger.   Specifically, the press release stated in pertinent part the

following:

PENNANTPARK FLOATING RATE CAPITAL LTD. TO ACQUIRE
MCG CAPITAL CORPORATION

Combined Company to Offer Enhanced Middle Market Floating
Rate Senior Lending Platform

New York, NY-April 29, 2015-PennantPark Floating Rate Capital Ltd. (NASDAQ: PFLT) and MCG Capital Corporation (NASDAQ: MCGC) announced today that they have entered into a definitive agreement under which PFLT will acquire MCGC in a stock and cash transaction currently valued at approximately $175 million, or approximately $4.75 per MCGC share at closing, representing a 15.8% premium to MCGC's closing stock price on April 28, 2015. The Boards of Directors of both companies have each unanimously approved the transaction.

Under the terms of the transaction, MCGC stockholders will receive $4.521 in PFLT shares for each MCGC share, resulting in approximately 11.8 million PFLT shares expected to be issued in exchange for the approximately 36.9 million MCGC shares expected to be outstanding at closing. Additionally, each MCGC shareholder will receive $0.226 per share in cash from PennantPark Investment Advisers, LLC. To the extent PFLT's 10-day volume-weighted average price is less than PFLT's NAV, the Adviser will pay up to an additional $0.25 per PFLT share issued in this transaction.

Following the transaction, PFLT stockholders are expected to own approximately 56% of the combined company and MCGC stockholders will own approximately 44%. The combined company will remain externally managed by PennantPark Investment Advisers, LLC and will remain headquartered in New York. Two members of MCGC's Board of Directors will be appointed to PFLT's Board of Directors upon closing of the transaction.

Consummation of the acquisition is subject to approval of both PFLT and MCGC stockholders and other customary closing conditions. The transaction is expected to close during the third calendar quarter of 2015.

Keefe, Bruyette & Woods, Inc. ("KBW") and SunTrust Robinson Humphrey, Inc. served as financial advisers to PFLT and KBW delivered a fairness opinion to PFLT's Board of Directors. Dechert LLP and Venable LLP served as legal counsel to PFLT. Morgan Stanley served as financial adviser to MCGC and delivered a fairness opinion to MCGC's Board of Directors. Wachtell, Lipton, Rosen & Katz served as legal counsel to MCGC.

41.   Under the Agreement and Plan of Merger, MCG stockholders will receive $4.521 in PennantPark shares for each MCG share, resulting in approximately 11.8 million PennantPark shares expected to be issued in exchange for the approximately 36.9 million MCG shares expected to be outstanding at closing.   Additionally, each MCG shareholder will receive $0.226 per share in cash. Following the Proposed Transaction, PennantPark stockholders are expected to own approximately 56% of the combined company and MCG stockholders will own approximately 44%.

42.   Pursuant to Section 6.18 of the Merger Agreement, concurrent with the closing of the Merger, Parent shall take all actions that are required to cause two members of the Company's board of directors, as mutually agreed between the Company and Parent, to be appointed as directors of Parent, with Richard Neu being appointed as a Class II director with a term expiring at the 2016 annual meeting of Parent's stockholders and Kenneth O'Keefe being appointed

as a Class III director with a term expiring at the 2017 annual meeting of Parent's stockholders.

43.   MCG will make a subsequent announcement of timing and location of the special meeting of shareholders and record date for shareholders eligible to vote on the proposed acquisition which is expected to close during the third calendar quarter of 2015.

44.   The recent historical averages for MCG's stock price demonstrate that the consideration being offered by PennantPark is unfair and inadequate. Indeed, PennantPark is taking advantage of MCG's temporarily depressed stock price.

45.   The Proposed Transaction is valued at approximately $4.75, as of close on April 28, 2015, for each MCG share.   This represents a 15.8% premium to MCGC's closing stock price on April 28, 2015.

46.   The press release also touted the synergies of the two companies:

"We believe this transaction presents a unique opportunity for value creation for both PFLT and MCGC stockholders," commented Arthur Penn, Chief Executive Officer of PFLT. "This transaction creates a larger middle-market senior floating rate capital provider with greater market coverage, access to capital, scale and diversification. We believe that our diversified portfolio composition and lending track record throughout various business cycles have positioned us to deliver value for our stockholders."

"We are excited to have entered into this mutually beneficial combination with PFLT," commented Richard Neu, Chairman of the Board of Directors of MCGC. "Our stockholders should benefit through resumed receipt of dividends and ownership in a company with a strong balance sheet and proven track record. Through this transaction we expect to create a strong company that is well-positioned for future growth in a market which presents abundant investment opportunities. We are very appreciative of the leadership provided by Keith Kennedy and the extraordinary efforts of Keith and his team that enabled MCGC to deliver a high quality, liquid and unlevered balance sheet as part of this transaction."

PFLT expects, over time, to deploy most of MCGC's cash into an investment portfolio consistent with that of PFLT's existing loan portfolio. The combined company is expected to have an equity base of approximately $376 million. PFLT believes that a balance sheet of this size will allow the combined company to be a more important provider of capital to middle market sponsors and corporate borrowers.The Proposed Transaction serves no legitimate business purpose of MCG but rather is an attempt by defendants to enable PennantPark to benefit unfairly from the transaction at the expense of MCG's public shareholders. The Proposed Transaction will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of MCG and its valuable assets, while permitting PennantPark to reap huge benefits from the transaction.

47.   Additionally, pursuant to the Merger Agreement there are many protection devices preventing a superior offer from being made to MCG shareholders. Specifically, the Merger Agreement provides that MCG, under specified circumstances: (1) is restricted from soliciting and furnishing information to third parties; (2) must provide PennantPark 3 business days to match any superior proposal; and (3) must pay PennantPark a termination fee of up to $7,000,000, if the Company determines to terminate the Merger Agreement to accept a superior offer.

48.   The terms of the Merger Agreement are structured to ensure that PennantPark, and only PennantPark, ultimately acquires MCG, regardless of whether such terms are designed and/or serve to maximize shareholder value.

49.   The Termination Fee and deal protection devices are deterrents to other potential bidders and provide defendants with an unearned windfall at the expense of the Company's public shareholders if a superior bid emerges.

50.   Accordingly, the terms of the Merger Agreement substantially limit the Board's ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of MCG.

HC2 PROPOSES MERGER WITH MCG CAPITAL CORPORATION

51.   On May 4, 2015, the Company received a proposal letter to merge from HC2 valued at approximately $5.00 per share (the "HC2 Offer"). Specifically, the letter stated the following:

May 4, 2015

Board of Directors
MCG Capital Corporation
1001 19th Street North, 10th Floor
Arlington, Virginia 22209

Attention: Richard W. Neu, Chairman of the Board

Ladies and Gentlemen:

On behalf of HC2 Holdings, Inc. ("HC2"), I am pleased to submit our proposal to acquire MCG Capital Corporation ("MCG"). We strongly believe our offer presents a compelling opportunity for your shareholders, particularly as compared to the transaction contemplated under that certain Agreement and Plan of Merger, dated as of April 28, 2015 with PennantPark Floating Rate Capital Ltd. ("PennantPark") and such other parties thereto (the "PennantPark Agreement"), and we are eager to move forward swiftly to commence immediate discussions and complete this transaction.

We propose to acquire 100% of the common stock of MCG on a fully-diluted basis in a cash and stock transaction in which stockholders of MCG would receive $5.00 for each share of MCG common stock outstanding, consisting of (a) at the option of the MCG stockholders, either (i) .434 of a share of HC2 common stock (valued at $4.774 using the May 1 closing price of HC2's common stock of $11.00), or (ii) .191 of a share of a newly created class of HC2 cumulative perpetual preferred stock (which fractional amount has an initial liquidation preference of $4.774), having the terms set forth on Exhibit A hereto, and (b) $0.226 in cash, on the terms and conditions described herein. Our offer represents a premium of 5.3% to the $4.75 implied per share value for MCG under the PennantPark Agreement. We are confident that your shareholders will enthusiastically support our proposal, and, accordingly, we kindly request your active and immediate cooperation, consistent with the requirements of the PennantPark Agreement, to complete the transaction outlined in this letter.

In this letter, we provide you with: (a) a brief overview of HC2; (b) the key terms of our proposal; (c) our view of why our proposal offers superior value to MCG's shareholders; and (d) next steps.

A. Overview of HC2

HC2 is a publicly-traded, diversified holding company which seeks to acquire and grow attractive businesses that generate sustainable free cash flow. HC2 has a diverse array of operating segments, each with its own dedicated management team, across a broad set of industries, including, but not limited to, telecom/infrastructure, large-scale U.S. construction, energy, marine services and life sciences. HC2 has executive offices in New York.

B. Key Terms of the Proposal

We are pleased to outline the details of our proposal to acquire MCG below:

1.   Purchase Price: We propose to acquire each share of the common stock of MCG for $5.00 per share, consisting of (a) at the option of the MCG stockholders, either (i) .434 of a share of HC2 common stock (valued at $4.774 using the May 1 closing price of HC2's common stock of $11.00), or (ii) .191 of a share of a newly created class of HC2 cumulative perpetual preferred stock (which fractional amount has an initial liquidation preference of $4.774), having the terms set forth on Exhibit A hereto, and (b) $0.226 in cash, on the terms and conditions described herein. Our proposal represents a total equity value of approximately $185.4 million based on an estimated 37,074,117 MCG fully-diluted shares of common stock outstanding.

2.   Due Diligence: We would seek to complete limited due diligence of MCG's books, records and properties, and are prepared to commence this immediately.

3.   Approvals and Timing: Our proposal is subject only to the completion of the aforementioned confirmatory due diligence review and execution of a mutually acceptable definitive transaction agreement, conditioned upon termination of your agreement with PennantPark. We foresee a normal course regulatory review process, similar to your process with PennantPark. We are highly confident in our ability to consummate a transaction quickly and anticipate it would close in approximately 90 days.

C. Superior Proposal

We believe that our proposal constitutes a "Superior Proposal" under the terms of the PennantPark Agreement, as it provides superior value and greater certainty for MCG's shareholders as compared to the PennantPark Agreement and is more favorable, from a financial point of view, for MCG's shareholders than the value of the consideration payable under the PennantPark Agreement. In addition to HC2 being able to offer trading liquidity for investors and reduce MCG's cost burden associated with being a standalone public company, HC2 provides MCG with exposure to a diverse set of attractive and well-managed assets. A further advantage of our proposed transaction is that MCG shareholders will not suffer from the dilutive effects of fee payments that are required to be made to external managers, as would occur following a transaction with PennantPark.

Accordingly, we believe that the MCG board of directors can and must, consistent with its fiduciary duties and its obligations under Section 6.4 of the PennantPark Agreement, make a determination that our proposed transaction is a "Superior Proposal". Thereafter, again consistent with the PennantPark Agreement, we are seeking prompt negotiations to complete a successful transaction with HC2.

D. Next Steps

We want to emphasize to you the seriousness of this proposal and our commitment to completing a transaction with you. We are prepared to engage immediately: our advisors stand ready to commence work, our due diligence will be brief and limited, and our proposed transaction agreement will be substantially similar to the PennantPark Agreement.

Please note that this letter is not meant to, and does not, create or constitute any legally binding obligation, liability or commitment by us concerning a proposed transaction, and there will be no legally binding agreement between us regarding the proposed transaction unless and until we finalize the terms and enter into a mutually acceptable definitive transaction agreement.

We are pleased to be able to offer this Superior Proposal to your company, which we believe will benefit your shareholders and your employees. We are confident that our proposal presents a compelling opportunity for both of our companies and look forward to your response. We would appreciate your response by May 6, 2015. If you have any questions or would like to clarify any aspect of our proposal, please do not hesitate to call me.

Sincerely,

Philip A. Falcone
Chairman, President and Chief Executive Officer
HC2 Holdings, Inc.

52.   In response to the HC2 Offer, the Company announced that it acknowledges receipt of an unsolicited letter from HC2 outlining a proposed transaction. It further stated that MCG's Board of Directors, in consultation with its financial and legal advisers, will review the terms of the proposal submitted by HC2.

53.   The consideration offered in the Proposed Transaction is unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of MCG is materially in excess of $4.75 per share, giving due consideration to the possibilities of growth and profitability, earnings and earnings power, present and future; (b) the $4.75 per share price offers an inadequate premium to the public stockholders of MCG; and (c) the $4.75 per share price is not the result of arm's-length negotiations but was fixed arbitrarily to "cap" the market price of MCG stock, as part of a plan to transfer to MCG assets and business at the lowest possible price.

54.   MCG common stock has been recovering from an all time low reached in October 2014. At times, as recently as 2014, MCG has traded above $4.70 per share. In fact, since 2011, MCG stock has reached a high of $7.62 per share.

THE STOCK REPURCHASE PROGRAM

55. On January 17, 2012, the Company's board of directors authorized a stock repurchase program of up to $35.0 million, which was terminated after the Company effected repurchases totaling approximately $29.4 million.

56. On October 25, 2013, the board of directors authorized a second stock repurchase program of up to $25.0 million. On February 28, 2014, the board of directors increased the second stock repurchase program to $35.0 million. On April 25, 2014, the board of directors terminated the second stock repurchase program effective as of May 2, 2014 and authorized a third stock repurchase program of up to $50.0 million effective as of May 5, 2014. On August 5, 2014, the board of directors terminated the third stock repurchase program and authorized a fourth stock repurchase program of up to $50.0 million effective as of August 12, 2014. On October 17, 2014, the board of directors suspended the fourth stock repurchase program. On December 18, 2014, the fourth stock repurchase program, which had been suspended during the Company's modified "Dutch Auction" tender offer, was reinstated. In January 2015, the fourth stock repurchase program was discontinued. All shares of common stock that the Company purchased in connection with the stock repurchase program were retired.

THE DUTCH AUCTION

57. On November 3, 2014, the Company commenced a modified "Dutch Auction" tender offer pursuant to an offer to purchase dated November

3, 2014 and a related letter of transmittal, under which the Company offered to purchase up to $75.0 million of the Company's common stock at a price per share not less than $3.25 and not greater than $3.75. The tender offer expired on December 3, 2014, and the Company accepted for payment an aggregate of 4,859,744 shares of common stock at a purchase price of $3.75 per share for an aggregate purchase price of $18.2 million. These shares represented approximately 11.2% of the Company's shares issued and outstanding as of the date of commencement of the tender offer. The Company incurred costs of $0.4 million associated with the tender offer resulting in a total cost of $18.6 million, or $3.83 per share, for the shares repurchased.

58. By virtue of their positions as directors and senior officers of the Company, the Director Defendants have access to and knowledge of MCG's internal financial information which reveals the true financial and operating condition and prospects of the Company, and have shared such information with PennantPark. Defendants are using this information to benefit themselves at the expense and to the detriment of MCG and the public shareholders.

59. Moreover, the Director Defendants are motivated by their desire to secure personal benefits as a result of the Proposed Transaction. Specifically, as noted, upon completion of the Merger, the board of Directors of PennantPark will include certain of the directors of MCG. In addition, certain directors stand to reap millions of dollars of personal benefits at the expense of the Company

and its public shareholders if the Merger is consummated, thus putting their own personal financial interests irreconcilably in conflict with the interests of the Company and its public shareholders.

60.   The Director Defendants' actions in proceeding with the Proposed Transaction are wrongful, unfair, and harmful to MCG' public stockholders, and will deny them their right to share proportionately in the true value of MCG's valuable assets, profitable business, and future growth in profits and earnings. The Director Defendants have breached their fiduciary duties to MCG shareholders and failed to maximize shareholder value by causing the Company to enter into the Merger Agreement that provides for the sale of MCG at an inadequate price, and deprives MCG's public shareholders of maximum value to which they are entitled.

61.   The Director Defendants' actions in proceeding with the Proposed Transaction are wrongful, unfair, and harmful to MCG's public stockholders, and will deny them their right to share proportionately in the true value of MCG's valuable assets, profitable business, and future growth in profits and earnings. The Individual Defendants have breached their fiduciary duties to MCG shareholders and failed to maximize shareholder value by causing the Company to enter into the Merger Agreement that provides for the sale of MCG at an inadequate price, and deprives MCG's public shareholders of maximum value to which they are entitled.

62.   Plaintiff has no adequate remedy at law.

COUNT ONE

Breach of Fiduciary Duty Against the Director Defendants

63.   Plaintiff adopts by reference as if set forth fully herein each of the foregoing allegations.

64.   The Director Defendants have violated the fiduciary duties of care to the public stockholders of MCG.

65.   Plaintiff and the Class will suffer irreparable injury as a result of the Director Defendants' actions.

66.   Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction to their irreparable harm.

67.   Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants' actions threaten to inflict.

COUNT TWO

Aiding And Abetting Against Defendant PennantPark

68.   Plaintiff incorporates by reference as if fully set forth herein each of the foregoing allegations.

69.   Defendant PennantPark has knowingly aided and abetted the breaches of fiduciary duty committed by the Director Defendants to the detriment of MCG's public shareholders. Indeed, the proposed merger could not take place without the active participation of defendants PennantPark, who will be unjustly enriched absent relief in this action.

WHEREFORE, plaintiff demands judgment against the Defendants jointly and severally as follows:

A.   Certifying this action as a class action and certifying plaintiff as a Class representative;

B.   Enjoining preliminarily and permanently, the proposed Merger under the terms presently proposed;

C.   To the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions or granting rescissory damages;

D.   Directing that Defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

E. Awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

F. Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

Dated: May 18, 2015

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
Blake A. Bennett (#5133)
The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
(302) 984-3800
Attorneys for Plaintiff

OF COUNSEL:
LIFSHITZ & MILLER
Joshua M. Lifshitz
821 Franklin Avenue
Suite 209
Garden City, New York 11530
(516) 493-9780